UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated September 1, 2010.

•	Press Release dated September 2, 2010.

•	Press Release dated September 7, 2010.

•	Press Release dated September 8, 2010.

•	Press Release dated September 9, 2010.

•	Press Release dated September 10, 2010.

•	Press Release dated September 12, 2010.

•	Press Release dated September 15, 2010.

•	Press Release dated September 17, 2010.

•	Press Release dated September 22, 2010.

•	Press Release dated September 27, 2010.

•	Press Release dated September 28, 2010.

•	Press Release dated September 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love

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NEWS RELEASE
Enbridge Announces Retirement of Stephen J.J. Letwin
CALGARY, Alberta & HOUSTON, September 1, 2010 — Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) (EEP) today announced that Stephen J.J. Letwin has advised that he will retire from his roles with Enbridge and its affiliate companies effective November 1, 2010. Mr. Letwin serves as Executive Vice President, Gas Transportation & International for Enbridge Inc., and holds Managing Director roles at Enbridge Energy Company, Inc., the General Partner of EEP, as well as Enbridge Energy Management, L.L.C.
“Steve Letwin has been a significant contributor over his 11 years as a member of Enbridge’s leadership team,” said Patrick D. Daniel, Enbridge’s President and Chief Executive Officer. “Steve’s expertise, industry experience and connections within the energy sector have benefited Enbridge over the past decade as we have grown to become one of North America’s leading energy transportation companies.
“In addition to his leadership at Enbridge, he has been a leader within industry and in the community,” Mr. Daniel added, noting Mr. Letwin’s role in responding to the recent pipeline leak in Michigan. “Steve brought his talents to bear in our response to the pipeline incident in Michigan, quickly and effectively taking the lead in establishing our community centers. I wish Steve all the best in his retirement and future endeavors.”
Mr. Letwin is responsible for Enbridge Inc.’s natural gas operations. He joined Enbridge Inc. as President and Chief Operating Officer of Energy Services in 1999. He was responsible for leading the relatively new retail energy services business unit to profitability. Mr. Letwin is also responsible for the company’s international business. As managing director of the general partner of EEP, Mr. Letwin played a key role in the growth of the company’s natural gas gathering and processing business in the United States.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States, including the Enbridge North Dakota System. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 11 per cent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of EEP and its sole asset is an approximate 14 per cent interest in EEP. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com) is the general partner and holds an approximate 27 per cent interest in EEP.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Media	Investor Relations
Jennifer Varey	Investment Community
Media	Vern Yu
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Website: www.enbridge.com
Website: www.enbridgeindomefund.com
Enbridge Energy Partners, L.P.

Media	Investor Relations
Larry Springer	Douglas Montgomery
Toll-free: (877) 496-8142	Toll-free: 1-866-EEP INFO or 1-866-337-4636
Email: usmedia@enbridge.com	Email: eep@enbridge.com
Website: www.enbridgepartners.com

NEWS RELEASE
Enbridge to Expand Athabasca Pipeline Capacity
CALGARY, Alberta, September 2, 2010 — Enbridge Inc. (TSX, NYSE: ENB) announced today that it will undertake an expansion of its Athabasca Pipeline to accommodate recent shipping commitments by the Christina Lake oil sands project operated by Cenovus. The estimated cost of the project is approximately $185 million. The Athabasca Pipeline transports crude oil from various oil sands projects to the mainline hub at Hardisty, Alberta. Following this expansion, which is expected to be in service in the third quarter of 2013, the capacity of the Athabasca Pipeline will be 430,000 bpd, depending on crude slate.
“We are pleased with this further expansion of our oil sands regional infrastructure to meet the needs of the Christina Lake project. Our strong existing asset base will continue to provide us with attractive investment opportunities to support growth from existing oil sands customers, as well as new projects as they develop,” said Stephen J. Wuori, Executive Vice-President, Liquids Pipelines, Enbridge Inc. “The Athabasca Pipeline can be expanded to as much as 570,000 bpd. Depending on the needs of other shippers we may revise the scope of this expansion upward prior to regulatory filing. Such additional capacity would be available in the third quarter of 2014.”
Since mid-2009, Enbridge has announced approximately $1.8 billion in commercially secured projects to expand and extend its Regional Oil Sands System.
“All of these projects fit well with Enbridge’s investment profile and further strengthen our capacity within the region, enhancing our strategic advantage,” said Mr. Wuori.
Enbridge’s Regional Oil Sands System At-a-Glance:
Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, connecting six producing oil sands projects. A map is available at www.enbridge.com
Athabasca Pipeline:
•	540-kilometre (335-mile) pipeline in operation since March 1999

•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
Waupisoo Pipeline:
•	380-kilometre (mile) pipeline system in operation since June 2008

•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton

Tankage:
•	Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey/Gina Jordan	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com gina.jordan@enbridge.com	Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge to Provide Pipeline and Terminaling Services to Sunrise Oil Sands Project
CALGARY, ALBERTA September 7, 2010 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it has entered into an agreement to provide pipeline and terminaling services to the proposed, Husky operated Sunrise Oil Sands Project (the “Sunrise Project”). Enbridge will construct a new originating terminal (“Hartley terminal”) at the Sunrise Project, a 112-kilometre (66-mile), 24-inch diameter pipeline from Hartley to Enbridge’s Cheecham Terminal and additional tankage at Cheecham. The estimated cost of the project is approximately $475 million with an initial capacity of 90,000 bpd, expandable to 270,000 bpd. The facilities are expected to be in service in the latter half of 2013.
“We are very pleased to add the Sunrise Project to our roster of oil sands projects committed to Enbridge’s regional pipeline and terminal system. This will bring the number of oil sands projects connected to our system to eight by 2013,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Sunrise commercial arrangements are similar to those recently concluded with both Suncor and the Christina Lake project in that Enbridge will benefit from an attractive investment in new facilities and from increased volumes on existing facilities. The investment will be accretive to earnings per share in 2013.”
Mr. Daniel added, “This new project brings expansions and extensions of Enbridge’s Regional Oil Sands System announced in the last year to a total of approximately $2.3 billion. This string of investments reflects our strategy to capitalize on regional pipeline and terminaling opportunities and further solidifies our competitive position as the largest pipeline operator in this oilsands region.”
Under the terms of the agreement, Enbridge will also provide pipeline transportation services on its existing Regional Oil Sands System for up to 90,000 barrels per day of diluted bitumen produced from Phase 1 of the Sunrise Project. All of these arrangements remain subject to the final sanctioning of the Sunrise Project. The initial term of the pipeline and terminaling agreement is 20 years with Husky having the right to extend the agreement in successive five year terms for a total contract life of 45 years. Enbridge and Husky will share equally in net revenues from third party volumes transported in the line.
Enbridge’s Regional Oil Sands System At-a-Glance:
Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, connecting six producing oil sands projects. A map is available at www.enbridge.com

Athabasca Pipeline:
•	540-kilometre (335-mile) pipeline in operation since March 1999

•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
Waupisoo Pipeline:
•	380-kilometre (mile) pipeline system in operation since June 2008

•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton
Tankage:
•	Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.
Media	Investment Community
Gina Jordan	Vern Yu
(403) 718-3508 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: gina.jordan@enbridge.com	Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge enters geothermal power business
Calgary, Alberta, September 8, 2010 — Enbridge Inc. (TSX, NYSE:ENB) announced today that it has entered into an agreement with U.S. Geothermal Inc. of Boise, Idaho to partner in the 35-megawatt (MW) Neal Hot Springs geothermal project. Enbridge will invest up to US$23.8 million for a 20 per cent interest in the plant. U.S. Geothermal will own the remaining 80 per cent.
The Neal Hot Springs geothermal project, developed by U.S. Geothermal Inc., is located in Malheur County, Oregon. U.S. Geothermal is constructing and will operate the facility. Construction of the project is underway and an in-service date of Q2 2012 is expected. The project will deliver electricity to the Idaho Power grid under a 25-year power purchase agreement.
     “Enbridge is already heavily involved in renewable and alternative energy projects through our interests in 810 megawatts of wind, solar, waste heat recovery and fuel cell projects,” said Patrick D. Daniel, Enbridge President and CEO. “This investment will be our initial entry into geothermal energy, which we think has an important role to play in North America’s shift toward a greener energy production mix.”
“Our strategic partnership with Enbridge assures full financing for the successful construction and operation of the Neal Hot Springs geothermal project,” said Daniel Kunz, President and CEO of U.S. Geothermal Inc. “We look forward to a long and successful partnership with Enbridge on this and potentially other geothermal projects in our portfolio. Upon achieving commercial operation, Neal Hot Springs will be our third operating geothermal asset and will build upon our track record of successfully developing our existing pipeline of quality resources.”
Geothermal energy is renewable energy from the heat of the earth’s interior. The Neal Hot Springs geothermal project will recover this energy through a binary process that involves pumping hot water from a reservoir in the earth up through production wells. From the production wells, the water will go through closed circuit heat exchangers where it will boil a refrigerant liquid that will be sent through turbines to generate electricity. The hot water will then be injected back into the underground reservoir.
“Green energy is a key component in our plan to achieve a neutral environmental footprint as we grow our operations,” said Mr. Daniel. “In 2009 we committed to generating a kilowatt of renewable energy for every kilowatt of energy that our operations consume, and we are making good progress on that objective. We look forward to our relationship with U.S Geothermal and the potential that we may find further opportunities to partner together.”

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Neal Hot Springs Geothermal Project at a glance:
Capacity peak: about 35 MW gross, 23 MW net
Annual yield: approximately 191,400 MWh (corresponding to the annual consumption of around 17,500 households)
CO2 saving: about 375,000 tons per year when compared to the emissions generated by a similar-sized coal-fired generation facility; about 163,000 tons per year when compared to a similar-sized natural gas-fired generation facility
About Enbridge:
Enbridge Inc. is a North American leader in energy delivery and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in green energy technologies, including wind and solar energy projects, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs almost 6,500 people, primarily in Canada and the U.S. The Company’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.
About U.S. Geothermal Inc.:
U.S. Geothermal Inc. is a leading renewable energy development company that is operating geothermal power projects at Raft River, Idaho and San Emidio, Nevada. The Neal Hot Springs project will be the company’s third operating power project. The company holds geothermal energy rights to 69,500 acres comprising six advanced stage geothermal development projects. The San Emidio project is currently undergoing construction of a new 8.6 net MW binary cycle power plant.U.S. Geothermal Inc. 1505 Tyrell Lane, Boise, ID 83706 208-424-1027 www.usgeothermal.com

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Canada

Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Inc. — U.S.
Media
Larry Springer
(713) 821-2253 / (269) 781-1509
Email: usmedia@enbridge.com
Website: www.enbridge.com

3

NEWS RELEASE
Enbridge Energy Partners reports crude oil leak in Romeoville, Illinois
HOUSTON, Sept. 9, 2010 — Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) is reporting a leak on Line 6A of the Lakehead System in Romeoville, Illinois. The line was shut down within minutes.
No injuries have been reported. Oil was released onto a roadway and then into a retention pond. There is no current estimate of the size of the crude oil leak.
Enbridge personnel are on site and booms have been deployed as a precautionary measure. The product is being vacuumed by vacuum trucks. Additional equipment and personnel are en route.
“As with all pipeline spills, Enbridge is treating this situation as a top priority,” said Terrance McGill, President of the Partnership. “Safety is our top priority and Enbridge will do everything we can to minimize the impact on the environment, neighboring landowners and communities. Enbridge’s environmental response team is working closely with local agencies and all emergency officials to complete the clean up as quickly as possible.”
Enbridge has notified and is working with the appropriate regulators and emergency officials. The cause of the release has not been determined.
Line 6A is a 34-inch, 670,000 barrel-per-day line transporting light synthetics, heavy and medium crude oil from Superior, Wisconsin, to Griffith, Indiana. It is part of the Partnership’s Lakehead System.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
###
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Glenn Herchak
(403) 508-6563
Toll free: 1-800-992-0997
Email: glenn.herchak@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners update on Romeoville leak clean-up
HOUSTON, Sept. 10, 2010 — Enbridge Energy Partners, L.P. (“The Partnership”) (NYSE:EEP) provides this update on the progress of clean-up efforts in response to the leak that occurred on Line 6A of the Lakehead System in Romeoville, Illinois, on Sept. 9, 2010.
The health and safety of the public and of the people working on the clean-up remain Enbridge’s top priority as we respond to the leak.
“We express our apologies to the businesses in Romeoville and surrounding areas for the disruption, and extend our appreciation to emergency responders and regulatory agencies for their professional, diligent and supportive actions,” said Terrance McGill, President of the Partnership.
There are now about 200 personnel working on scene and the leak site has been contained. Neither the size nor the cause of the leak has been determined.
“Crews worked through the night to contain the oil,” said Mr. McGill. “As a result of their efforts, the site has now been isolated and the oil contained. No new oil is reaching the roadway, the nearby ditch or the retention pond. Enbridge expects to begin excavating the pipeline leak site today or early tomorrow.”
“Enbridge’s focus is now on removing the oil from the retention pond, roadway and ditch,” said Mr. McGill. “We are bringing all available resources to bear to safely and effectively complete this work.”
The clean-up is being conducted in compliance with all government regulations and Enbridge’s own stringent standards for safety and the environment. Plans for remediation and reclamation of the site will be developed with the input of affected stakeholders and environmental regulators, the state and federal authorities.
Enbridge was notified of the leak at 12:28 p.m. Central Time on Sept. 9, 2010. The line was shut down immediately. Enbridge’s schedulers are working with shippers to divert crude oil volumes to other available pipelines and storage facilities. There is no current estimate of when the Line 6A could be restarted.
Enbridge requests that anyone who sees wildlife in distress contact our hotline at 1-877-440-7158. Members of the public should not approach or touch any wildlife affected by the leak. Focus Wildlife and U.S Fish & Wildlife have been notified and will be on site.

Line 6A is a 34-inch, 670,000 barrel-per-day line transporting light synthetics, heavy and medium crude oil from Superior, Wisconsin, to Griffith, Indiana. It is part of the Partnership’s Lakehead System. At the time of the leak the pipeline was transporting about 459,000 barrels per day of heavy crude.
Continuing updates on this incident are available at romeoville.enbridgeus.com.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
###
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: terri.larson@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Update: Romeoville, IL leak clean-up
HOUSTON, Sept. 12, 2010 — Enbridge Energy Partners, L.P. (“the Partnership”) (NYSE:EEP), this evening confirmed it had completed the drain up of the remaining oil in the isolated pipeline segment on Line 6A in Romeoville, IL, having previously contained the leak.
The Partnership estimates that 6,100 barrels of crude oil were released. Only a small portion of that amount escaped from the immediate area of the leak before Enbridge crews began vacuuming the oil. Virtually all of the oil, approximately 6,050 barrels, has already been recovered.
Approximately 300 personnel and contractors remain focused on safely, quickly and efficiently cleaning up and remediating the affected areas.
Line 6A remains shut down and there is no current estimate of when the line will be restarted. Enbridge’s schedulers are working with shippers to divert crude oil volumes to other available pipelines and storage facilities.
“Enbridge personnel continue to meet with businesses, organizations and people in the area to address their concerns,” said Terrance McGill, President of the Partnership. “The health and safety of the public and of the people working on the clean-up remain Enbridge’s top priority as we respond to the leak.”
“Over the past few days we have been in contact with businesses in the area to keep them informed of our activities and to address any concerns they may have,” Mr. McGill said. He noted that the majority of businesses in the area are expected to be open tomorrow.
Enbridge requests that people seeking updates or information on the release call our hotline at 1-877-440-7158 or visit the website at romeoville.enbridgeus.com.
Line 6A is a 34-inch, 670,000 barrel-per-day line transporting light synthetics, heavy and medium crude oil from Superior, Wisconsin, to Griffith, Indiana. It is part of the Partnership’s Lakehead System. At the time of the leak the pipeline was transporting about 459,000 barrels per day of heavy crude.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although EEP believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While EEP makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, EEP assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: terri.larson@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Update: Line 6A prepared to restart this Friday
HOUSTON, Sept. 15, 2010 — Enbridge Energy Partners, L.P. (“the Partnership”) (NYSE:EEP) announced today it has completed repairs to Line 6A and is preparing to safely return the pipeline to service Friday morning, Sept. 17.
“We are safely and effectively completing the clean-up and remediation of the spill area so that we can return this busy industrial area of Romeoville back to business as usual,” said Terrance McGill, President of the Partnership. “We’re making very good progress on this front.”
The National Transportation Safety Board is investigating the cause of the leak. Investigators have removed a 12-foot section of the pipeline and will also be taking custody of a section of damaged water main from the leak site. The cause of the leak is not known.
Line 6A is a 34-inch, 670,000 barrel-per-day line transporting light synthetics, heavy and medium crude oil from Superior, Wisconsin, to Griffith, Indiana. It is part of the Partnership’s Lakehead System.
The pipeline was shut down on Sept. 9 due to a leak in an industrial area of Romeoville, Illinois.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although the Partnership believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While the Partnership makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Partnership assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: terri.larson@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Update: Line 6A returned to service today
HOUSTON, Sept. 17, 2010 — Enbridge Energy Partners, L.P. (“the Partnership”) (NYSE:EEP) announced today that Line 6A was safely returned to normal service at approximately 8:50 a.m. Mountain Daylight Time / 9:50 a.m. Central Daylight Time Sept. 17.
Line 6A is a 34-inch, 670,000 barrel-per-day (bpd) line transporting light synthetics, heavy and medium crude oil from Superior, Wisconsin, to Griffith, Indiana. It is part of the Partnership’s Lakehead System.
The pipeline was shut down on Sept. 9 due to a leak in an industrial area of Romeoville, Illinois.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although the Partnership believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While the Partnership makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Partnership assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: terri.larson@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Receives PHMSA Approval of Restart Plan for Line 6B
HOUSTON, Sept. 22, 2010 — Enbridge Energy Partners, L.P. (“Enbridge” or “the Partnership”) (NYSE:EEP) announced today that it had received approval from the Pipeline and Hazardous Materials Safety Administration (PHMSA) of Enbridge’s restart plan for Line 6B.
The approval outlines additional steps PHMSA requires Enbridge to complete prior to the regulator approving Line 6B’s return to service.
Today’s approval of the Enbridge restart plan is the first of two separate approvals required from PHMSA before the line can be returned to service. The first approval, which Enbridge received today, is for the Line 6B restart plan. The second approval, still required from PHMSA, will be for the return to service of Line 6B based on compliance with the restart plan. That plan includes requirements for appropriate public notifications and working with a third-party monitor to provide monitoring during the restart process.
Enbridge now anticipates it will meet the restart plan’s requirements and be in a position to return Line 6B to service the morning of Monday, Sept. 27, subject to its receipt of final PHMSA approval.
Line 6B is a 30-inch, 283,000 bpd line transporting light synthetics, heavy and medium crude oil from Griffith, Indiana to Sarnia, Ontario. It is part of the Partnership’s Lakehead System.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although the Partnership believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While the Partnership makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Partnership assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: terri.larson@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Update: Line 6B returned to service today
HOUSTON, Sept. 27, 2010 — Enbridge Energy Partners, L.P. (“the Partnership”) (NYSE:EEP) confirmed today the safe return to service of Line 6B at approximately 10:34 a.m. Eastern Daylight Time, Monday, September 27.
The graduated return to service of Line 6B was conducted in accordance with the previously approved Restart Plan accepted by the Pipeline and Hazardous Materials Safety Administration (PHMSA) as amended September 22.
“During the restart of Line 6B, the safety of the neighboring communities was, and remains, our top priority,” said Terrance McGill, President of the Partnership. “Our commitment to the surrounding communities to complete the pipeline spill restoration continues to be our primary focus. We will be in the Marshall area as long as necessary to make sure we are meeting the requirements of local, state and federal agencies. Enbridge has been in Calhoun and Kalamazoo counties for more than 40 years and we intend to remain part of these communities for many years to come.”
Line 6B operating pressure was phased in gradually until it reached the approved pressure. Under the provisions of the Restart Plan, restart operations and conditions along Line 6B include reduced operating pressure, supplementary pipeline control and line monitoring. During the restart, both PHMSA and a third party monitor inspected activities for compliance with the approved Restart Plan.
Line 6B is a 30-inch, 283,000 bpd line transporting light synthetics, heavy and medium crude oil from Griffith, Indiana to Sarnia, Ontario. It is part of the Partnership’s Lakehead System. The pipeline was shut down on July 26 due to a leak in Marshall, Mich.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (NYSE: EEQ) (www.enbridgemanagement.com) manages the business and affairs of EEP and its sole asset is an approximate 14 per cent interest in EEP.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although the Partnership believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While the Partnership makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Partnership assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: usmedia@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge Energy Partners Update: Line 6B returned to service
HOUSTON, Sept. 28, 2010 — Enbridge Energy Partners, L.P. (“the Partnership”) (NYSE:EEP) confirmed today the safe return to service of Line 6B.
The graduated return to service of Line 6B was conducted in accordance with the previously approved Restart Plan accepted by the Pipeline and Hazardous Materials Safety Administration (PHMSA) as amended September 22.
“During the restart of Line 6B, the safety of the neighboring communities was, and remains, our top priority,” said Terrance McGill, President of the Partnership. “Our commitment to the surrounding communities to complete the pipeline spill restoration continues to be our primary focus. We will be in the Marshall area as long as necessary to make sure we are meeting the requirements of local, state and federal agencies. Enbridge has been in Calhoun and Kalamazoo counties for more than 40 years and we intend to remain part of these communities for many years to come.”
Line 6B operating pressure was phased in gradually until it reached the approved pressure. Under the provisions of the multi-stage Restart Plan, restart operations and conditions along Line 6B include reduced operating pressure, supplementary pipeline control and line monitoring. During the execution of the restart process, both PHMSA and a third party monitor continue to inspect activities for compliance with the approved Restart Plan through completion of other pipeline operating activities as prescribed in the Restart Plan.
Line 6B is a 30-inch, 283,000 bpd line transporting light synthetics, heavy and medium crude oil from Griffith, Indiana to Sarnia, Ontario. It is part of the Partnership’s Lakehead System. The pipeline was shut down on July 26 due to a leak in Marshall, Mich.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (NYSE: EEQ) (www.enbridgemanagement.com) manages the business and affairs of EEP and its sole asset is an approximate 14 per cent interest in EEP.”
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although the Partnership believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Partnership’s SEC filings. While the Partnership makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Partnership assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Media
Terri Larson
(713) 353-6317
Toll free: 1-888-992-0997
Email: usmedia@enbridge.com
or
Investment Community
Douglas Montgomery
Toll-free: (866) EEP INFO or (866) 337-4636
Email: eep@enbridge.com
Website: www.enbridgeus.com

NEWS RELEASE
Enbridge to Expand Edmonton Terminal
CALGARY, Alberta, September 28, 2010 — Enbridge Inc. (TSE, NYSE: ENB) announced today that its wholly owned subsidiary, Enbridge Pipelines Inc. (EPI), will expand the tankage of its mainline terminal at Edmonton, Alberta by one million barrels at an estimated cost of approximately $260 million, subject to regulatory approval. The expansion is targeted for completion by late 2012.
The expansion is required to accommodate growing oil sands production receipts both from Enbridge’s Waupisoo Pipeline and other non-Enbridge pipelines. The expansion will be undertaken under the terms of the 2010 Incentive Tolling Settlement between EPI and the Canadian Association of Petroleum Producers (CAPP). Enbridge has received a letter of support from CAPP to undertake the project.
The expansion, which will be conducted over two phases, will consist of the construction of four tanks in the North Terminal and the installation of short segment of pipeline and related infrastructure. Subject to regulatory approval, construction will commence early in 2011. Phase I is expected to be in service in the third quarter of 2012 and Phase II in the fourth quarter of 2012.
“Our strong regional presence, combined with our mainline system, gives Enbridge an unparalleled ability to expand and extend our energy delivery networks to reach new markets for our customers throughout North America,” says Stephen J. Wuori, Executive Vice President, Liquids Pipelines, Enbridge Inc. “These additional tanks will help ensure the necessary infrastructure is in place to accommodate increased oil volumes anticipated in 2012 and will provide improved netbacks for our customers.”
The proposed tanks will be built with a number of safety and environmental protection features and will be incorporated into Enbridge’s existing safety and emergency response plans and procedures for the Terminal. Enbridge will take steps to minimize potential impacts associated with noise, traffic and dust during construction. The work will be conducted within the existing Enbridge Terminal property, located in an industrial area in Strathcona County.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of

Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com